Exhibit 99.1

ORION ENGINEERED CARBONS ANNOUNCES INTERIM CASH DIVIDEND

Luxembourg - June 29, 2017 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that its board of directors has declared an interim dividend of €0.168576* per common share equivalent to a total distribution of €10 million based on the number of common shares currently outstanding.

The interim dividend will be paid on September 29, 2017. The record date for the interim dividend will be September 20, 2017. The interim dividend with respect to common shares held in book-entry form through the facilities of The Depository Trust Company will be paid entirely in U.S. Dollars, at the official U.S. Dollar/Euro exchange rate reported by the European Central Bank on September 21, 2017. No portion of the interim dividend with respect to any common shares held through The Depository Trust Company will be paid in Euro.

Luxembourg withholding tax at a rate of 15% will be deducted from the interim dividend, subject to certain exemptions and reductions in certain circumstances.

* The actual interim dividend per common share is €0.168576600212535.

About Orion Engineered Carbons S.A.

Orion is a worldwide supplier of Carbon Black. We produce high-performance as well as standard Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Specialty Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and four Applied Technology Centers. The group has approximately 1,483 employees worldwide. For more information please visit our website www.orioncarbons.com.

Contact

Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832 445-3865
Investor-Relations@orioncarbons.com